UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

MAY 9, 2005

TDC A/S
(Exact name of registrant as specified in its charter)

Noerregade 21, 0900 Copenhagen C, DK-Denmark
(Address of principal executive offices)

001-12998
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

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                    Quarterly Report - 1Q 2005

                    May 3, 2005

                    EBITDA1 grew 10%.

                    The Outlook for net income is upgraded.

Highlights for 1Q 2005

•	Net revenue growth of 9.0%

•	EBITDA growth of 10.1%

•	EBITDA growth of 13.4% in the domestic mobile operation

•	EBITDA growth of 7.8% in TDC Switzerland

•	Total customer base growth of 7.9%

Outlook for 2005

•
In the updated Outlook for 2005, TDC expects net revenues of DKK 46.6bn, EBITDA of DKK 13.1bn and a net income of DKK 3,7bn. The updated Outlook reflects the new accounting policies, the acquisition of HTCC and an upgrade of net income of DKK 0.1bn.

1 EBITDA, Earnings before interest, tax, depreciation, amortization, and write-downs.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

The Quarterly Report has not been audited.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

TDC Group, Income statement, abstract[1]

DKKm	1Q 2004	1Q 2005	Change in
			%

Net revenues	10,259	11,183	9.0

Total operating expenses before depreciation etc.	(7,496)	(8,151)	(8.7)
Other income and expenses	31	45	45.2

EBITDA	2,794	3,077	10.1
Depreciation, amortization and impairment losses	(1,577)	(1,571)	0.4

EBIT [2]	1,217	1,506	23.7
One-time items	(558)	(622)	(11.5)
Income from associates [3]	5,421	100	(98.2)
Net financials	(272)	(253)	7.0

Income before income taxes	5,808	731	(87.4)
Income taxes	(168)	(216)	(28.6)

Net income	5,640	515	(90.9)

Attributable to:
Shareholders of the Parent Company	5,640	516	(90.9)
Minority interests	0	(1)	NM

Net income excl. one-time items and fair value adjustments	955	1,006	5.3

Net income, excl. Belgacom, one-time items and fair value adjustments	700	1,006	43.7

EBITDA margin in %	27.2	27.5	-

1) TDC has changed accounting policies to comply with the requirements under the International Financial Reporting Standards (IFRS).

2) EBIT (earnings before interest and taxes) is excluding one-time items.

3) Income from associates including one-time items from associates. The result in 1Q 2004 is primarily due to the sale of Belgacom.

Group highlights in 1Q 2005

COPENHAGEN, Denmark, May 3, 2005 – TDC's net revenues grew by 9.0% to DKK 11,183m in 1Q 2005 with earnings before interest, taxes, depreciation and amortization (EBITDA) up 10.1% to DKK 3,077m. Net income, excluding one-time items and fair value adjustments, was DKK 1,006m, up 5.3%. Adjusted for the inclusion of TDC Song and NetDesign, and the divestment of Dan Net, the growth in net revenues was 3.7% and the growth in EBITDA was 9.0%.

TDC's capital expenditures, excluding share acquisitions, totaled DKK 1,130m, an increase of 5.8%. The capex-to-net revenues ratio has been reduced from 10.4% to 10.1%.

TDC's customer base grew by 7.9% to 13.6m, driven mainly by the progress in TDC Mobile Internationals European operations.

"TDC's results in 1Q demonstrate strong growth as a result of growth in all telecommunication activities and last year's

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

acquisition of Song Networks and NetDesign. The results demonstrate that our focus on the growth areas, mobile and broadband provides substantial growth in revenues, and in combination with our cost containment, this secures considerable earnings improvements. TDC is in a strong position to take on the opportunities and challenges in the communications market in future years," says Henning Dyremose, President and CEO.

Net revenues

TDC's net revenues amounted to DKK 11,183m in 1Q 2005, representing an increase of DKK 924m or 9.0%, and mainly reflecting increased sales in TDC Mobile International and TDC Solutions. The development in 1Q 2005 was impacted by the inclusion of TDC Song and NetDesign, and partly offset by the divestment of Dan Net. Adjusted for these items, the growth was 3.7%.

Operating expenses

Transmission costs and cost of goods sold increased by 14.0% to DKK 4,246m, while wages, salaries and pension costs increased by 12.9% to DKK 1,966m. The development is primarily a result of the inclusion of TDC Song. Other external charges decreased by 4.5% to DKK 1,939m.

Number of employees
(full-time equivalents)

The number of full-time employees increased 1.1% to 20,570, mainly attributable to the inclusion of TDC Song,

and partly offset by the effect of the redundancy programs. At the end of 1Q 2005, TDC Song had 833 full-time employees.

EBITDA

EBITDA increased DKK 283m or 10.1% to DKK 3,077m in 1Q 2005, driven mainly by improvements in TDC Solutions and TDC Mobile International of 10.7% and 20.6%, respectively. Adjusted for the inclusion of TDC Song and NetDesign, and the divestment of Dan Net, the EBITDA growth was 9.0%.

EBITDA and EBITDA margin
(Bars in DKK m (left), line in % (right))

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses amounted to DKK 1,571m, down 0.4%.

EBIT

EBIT totaled DKK 1,506m, up 23.7%. The development reflects the EBITDA increase and almost unchanged depreciation, amortization and impairment losses.

One-time items

In 1Q 2005, one-time items totalled DKK (622)m, primarily attributable to the costs

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

related to the headcount reduction in the Domestic business.

Income from associated enterprises

Income from associated enterprises amounted to DKK 100m in 1Q 2005. DKK 73m of this related to Polkomtel and the remainder to One and HTCC. The decrease of DKK 5,321m compared with 1Q 2004 reflects the sale of Belgacom shares in 1Q 2004.

Net financials

Net financials amounted to an expense of DKK 253m, representing an improvement of DKK 19m or 7.0%.

Financial expenses, net, were DKK (199)m, compared with DKK (284)m in 1Q 2004, mainly due to the lower net interest-bearing debt after the sale of Belgacom shares in 1Q 2004.

Fair value adjustments of other securities and investments amounted to DKK (54)m. In 1Q 2004, fair value adjustments amounted to DKK 12m.

Income before tax

Including one-time items and fair value adjustments, the income before tax amounted to DKK 731m, compared with DKK 5,808m in 1Q 2004 which reflects the profit from the sale of Belgacom shares in 1Q 2004.

Income before tax, excluding one-time items and fair value adjustments, was DKK 1,407m, up 9.2%, as a result of the EBIT improvement.

Income taxes

Income taxes amounted to DKK (216)m, up 28.6%. Excluding one-time items and fair value adjustment, income taxes were DKK (401)m compared to DKK (333)m in 1Q 2004.

The effective tax rate has increased to 28.5% from 25.9% in 1Q 2004 when adjusted for one-time items and fair value adjustments. The increase is primarily due to lower income from associated enterprises due mainly to the sale of Belgacom shares in 1Q 2004.

Net income

Net income including one-time items and fair value adjustments was DKK 515m, compared with DKK 5,640m in 1Q 2004 due to the profit from the sale of Belgacom shares in 1Q 2004.

Net income, excluding one-time items and fair value adjustments was DKK 1,006m, up 5.3%. Adjusted for Belgacom, the increase amounted to 43.7%.

Cash Flow

Cash flow from operating activities was DKK 2,466m, up 23.1% due to the improved EBITDA and lower interest payments.

Cash flow from investing activities was DKK (1,553)m compared with DKK 10,868m in 1Q 2004, impacted by the sale of Belgacom shares in March 2004. Adjusted for the sale of shares cash flow from investing activities was DKK (896)m in 1Q 2004.

Cash flow from financing activities amounted to DKK (3,162)m compared with DKK (1,963)m in 1Q 2004, mainly attributable to the fact that dividends for 2005 were paid in 1Q, while they were paid in 2Q for 2004.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Net interest-bearing debt

Net interest-bearing debt amounted to DKK 21,360m by the end of 1Q 2005 compared with DKK 20,146m at the end of 2004. The increase in the net interest-bearing debt during 1Q 2005 is attributable mainly to the payment of dividends of DKK 2,440m.

Capital expenditures

Capital expenditures, excluding share acquisitions, totaled DKK 1,130m, representing a 5.8% increase. This increase in investments was related primarily to the inclusion of TDC Song and the expansion of the UMTS network on the Danish market. The capex-to-net revenues ratio decreased from 10.4% to 10.1%.

Capital expenditures
(in DKK m)

Number of customers

At the end of 1Q 2005 TDC's total customer base totalled 13.6m, up 7.9% on 1Q 2004, driven mainly by TDC's Mobile Internationals European operations.

The number of customers in the Danish activities amounts to 7.4m, up 1.1%, attributable primarily to growth in the xDSL and cable modem customer bases, and partly offset by a decline in the number of landline telephony customers and dial-up Internet customers.

The domestic mobile customer base increased by 0.3% to 2.4m. The retail business saw an increase of 1.0% compared with 1Q 2004, primarily as a result of an increase in the number of Telmore customers of 39,000 on 1Q 2004, partly offset by the elimination of inactive pre-paid cards in the remaining part of the retail business. The number of wholesale customers decreased by 15,000, also due to the elimination of inactive pre-paid cards.

The number of xDSL customers in TDC's domestic activities grew by 33.0% to 592,000. The number of broadband customers, including broadband cable modem customers, amounted to 704,000, up 35.1%.

The number of customers in the international activities was 6.2m, up 17.5%, driven by intake of mobile customers.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Outlook for 2005

This Outlook for 2005 is an update of the Outlook provided with the 2004 financial statements, reflecting mainly revised accounting policies and the acquisition of a controlling interest in HTCC.

Information concerning the Outlook for 2005 is by nature associated with a certain level of risk and uncertainty, detailed in the sections on risk factors described in the Annual Report 2004, and in the Safe Harbor statement.

Generally, all figures are listed exclusive of one-time items and fair value adjustments.

For 2005, TDC expects net revenues of DKK 46.6bn, representing a 7.0% growth compared with 2004. EBITDA is expected to increase 5.3% to DKK 13.1bn in 2005. Net income for TDC is expected to decrease 6.2% to DKK 3.7bn in 2005. Adjusted for the sale of Belgacom net income is expected to be almost unchanged compared with 2004. The results are impacted by higher depreciations related to the inclusion of TDC Song and HTCC, as well as the extension of TDC Switzerland's network.

The new accounting policy, cf. page 28, will mainly affect the expectations on net income for 2005 which have been upgraded from DKK 1.8bn to DKK 3.7bn. The increase includes an upgrade of net income of DKK 0.1bn.

Outlook for 2005
(Excl. one-time items and fair value adjustments)
			Change in
DKKbn	2004	2005	%

TDC Group
Net revenues	43.570	46.6	7.0
EBITDA	12.446	13.1	5.3
Net Income	3.943	3.7	(6.2)

TDC Solutions
Net revenues	18.590	21.7	16.7
EBITDA	5.872	6.6	12.4

TDC Mobile International
Net revenues	15.105	15.1	(0.0)
EBITDA	2.677	2.8	4.6

TDC Switzerland
Net revenues	9.692	9.8	1.1
EBITDA	2.457	2.5	1.8

TDC Cable TV
Net revenues	1.766	2.1	18.9
EBITDA	0.351	0.5	42.5

TDC Directories
Net revenues	1.436	1.5	4.5
EBITDA	0.459	0.5	8.9

Other[1]
Net revenues	(3.019)	(3.6)	19.2
EBITDA	0.630	0.2	(68.3)

1) Includes TDC Services, TDC A/S and eliminations.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Statements of Income etc.
for the Business Lines

			TDC Mobile		TDC
DKKm	TDC Solutions Group						TDC Cable TV Group
			International Group		Switzerland Group

	1Q 2004	1Q 2005	1Q 2004	1Q 2005	1Q 2004	1Q 2005	1Q 2004	1Q 2005

Net revenues, external customers	4,313	4,910	2,919	3,227	2,407	2,341	419	499

Net revenues from other business
lines	274	306	417	530	2	4	2	1

Total operating expenses before
depreciations etc.	(3,203)	(3,670)	(2,786)	(3,099)	(1,830)	(1,721)	(359)	(383)

Other income and expenses	38	28	3	9	0	0	1	1

EBITDA	1,422	1,574	553	667	579	624	63	118

Depreciation, amortization and
impairment losses	(800)	(869)	(340)	(269)	(316)	(338)	(50)	(50)

EBIT	622	705	213	398	263	286	13	68

Capital expenditures excl.
share acquisitions	557	570	200	255	230	238	52	38

	TDC Directories				TDC
DKKm			Other[1]
	Group				Group

	1Q 2004	1Q 2005	1Q 2004	1Q 2005	1Q 2004	1Q 2005

Net revenues, external customers	180	185	21	21	10,259	11,183

Net revenues from other business
lines	33	37	(728)	(878)	0	0

Total operating expenses before
depreciations etc.	(221)	(230)	903	952	(7,496)	(8,151)

Other income and expenses	1	0	(12)	7	31	45

EBITDA	(7)	(8)	184	102	2,794	3,077

Depreciation, amortization and
impairment losses	(13)	(11)	(58)	(34)	(1,577)	(1,571)

EBIT	(20)	(19)	126	68	1,217	1,506

Capital expenditures excl.
share acquisitions	7	6	22	23	1,068	1,130

1) Includes TDC A/S, TDC Services and eliminations.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Business lines

TDC Solutions Group

TDC Solutions' activities are mainly Danish landline voice, Internet and data operations as well as integrated solutions in Denmark, Sweden, Norway and Finalnd.

DKKm	1Q 2004	1Q 2005	Change in
			%

Net revenues, total	4,587	5,216	13.7

Of which domestic	4,278	4,479	4.7

Operating expenses	(3,203)	(3,670)	(14.6)

Transmission costs and cost
of goods sold	(1,302)	(1,744)	(33.9)

Other external expenses	(993)	(901)	9.3

Wages, salaries and pension
costs	(908)	(1,025)	(12.9)

Other income and expenses	38	28	(26.3)

EBITDA	1,422	1,574	10.7
Of which domestic	1,422	1,524	7.2

EBITDA margin	31.0%	30.2%

Depreciation, amortization and
impairment losses	(800)	(869)	(8.6)

EBIT	622	705	13.3

In 1Q 2005, net revenues increased 13.7% to DKK 5,216m, impacted by acquisitions and divestments in 2004. The acquisitions of Song Networks and NetDesign increased net revenues by DKK 547m and 81m, respectively, while the divestment of Dan Net reduced net revenues by DKK 98m. Adjusted for the inclusion of TDC Song and NetDesign, and the divestment of Dan Net, the growth in net revenues was 2.2%.

Telephony services

Net revenues from landline telephony totalled DKK 2,472m, largely unchanged compared to 1Q 2004. This development reflects an increase of DKK 83m or 4.4% in landline retail revenues (including PSTN and ISDN, etc.), offset by a reduction of DKK 82m or 13.8% in landline wholesale revenues.

DKKm	1Q 2004	1Q 2005	Change in
			%

Net revenues, total	4,587	5,216	13.7

Landline telephony	2,471	2,472	0.0

Retail	1,875	1,958	4.4

Subscriptions	925	915	(1.1)

Traffic	950	1,043	9.8

Wholesale	596	514	(13.8)

Transit traffic	230	153	(33.5)

Other [1]	366	361	(1.4)

Leased lines	295	309	4.7

Data communications and
Internet services	905	1,212	33.9

Terminal equipment etc.	567	710	25.2

Other [2]	349	513	47.0

1) Includes incoming traffic, prefix traffic and service provision.
2) Includes mobile telephony, operator services etc.

Retail subscription revenues declined by 1.1% to DKK 915m reflecting a decline in the subscriber base. By the end of 1Q 2005, the total number of domestic retail landline customers in TDC Solutions was 2.4m, representing a decrease of 5.1% on 1Q 2004.

Domestic landline traffic
(million minutes)

Retail traffic revenues amounted to DKK 1,043m, up 9.8% or DKK 93m. The increase reflects the inclusion of TDC Song, partly offset by a 11.1% decrease in domestic retail sales of voice minutes to 2.1bn, which reflects the general market decline seen over the past years.

Wholesale traffic revenues decreased by 13.8% to DKK 514m, stemming from a 33.5% decline in low-margin transit traffic revenues. The decline is due to a combination of lower prices and reduced volumes. Other wholesale revenues of DKK 361m were impacted by an 11.4% reduction

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

in domestic wholesale traffic to 2.5bn minutes partly offset by a 3.3% increase in the number of wholesale subscription customers to 494,000.

Leased lines revenues increased by 4.7% to DKK 309m, mainly due to the inclusion of TDC Song.

Broadband services etc.

At year-end 2004 TDC had a 75% market share in xDSL, and on the total domestic broadband market, including both xDSL and cable modem access products, the market share amounted to 65%1.

TDC's domestic xDSL customers,
end-of-period
(‘000)

Revenues from data communications and Internet services grew by 33.9% to DKK 1,212m, driven mainly by an increase in the number of domestic xDSL customers of 33.0% and the inclusion of TDC Song. These increases are partly offset by lower dial-up revenues and the divestment of Dan Net.

Revenues from other services

Revenues from terminal equipment, installations, etc., increased by 25.2% or DKK 143m to DKK 710m, attributable to increased sales of PC's and to the inclusion of NetDesign.

1 Both market share figures according to information from the Danish National IT and Telecom Agency as at year-end 2004.

Operating expenses

Operating expenses increased by 14.6% or DKK 467m to DKK 3,670m. The increase was primarily driven by transmission costs and cost of goods sold which increased by DKK 442, and an increase in wages, salaries and pension costs of DKK 117m, both primarily as a result of the inclusion of TDC Song and NetDesign. Other external charges decreased by 9.3%, mainly due to a higher cost base in 1Q 2004.

EBITDA

EBITDA amounted to DKK 1,574m in 1Q 2005, up DKK 152m or 10.7%. Adjusted for the inclusion of TDC Song and NetDesign, and the divestment of Dan Net, the growth was 9.3%. The EBITDA margin was 30.2% compared with 31.0% in the same quarter last year. The lower EBITDA margin in 1Q 2005 is a result of the inclusion of TDC Song and NetDesign, both contributing with lower EBITDA margins.

EBITDA and EBITDA margin
(Bars in DKK m (left), line in % (right))

Depreciation, amortization and impairment losses

Depreciation, amortization and impairment losses increased 8.6% to DKK 869m, reflecting the inclusion of TDC Song and NetDesign.

EBIT

EBIT totaled DKK 705m, up 13.3% on 1Q 2004, reflecting the increased EBITDA.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Capital expenditures

Capital expenditures increased 2.3% to DKK 570m, stemming mainly from the inclusion of TDC Song, and partly offset by lower investments on the Danish market. In 1Q 2005, the capex-to-net revenues ratio amounted to 10.9% compared with 12.1% in 1Q 2004.

Customers

TDC Solutions' total domestic customer base was 4.2m at the end of 1Q 2005. The number of landline customers was 2.8m, including wholesale customers, while the xDSL customer base was 592,000. The number of Duét customers decreased 4.5% to 273,000, while dial-up Internet subscriptions decreased 20.5% to 376,000, impacted primarily by migration to broadband services.

TDC Mobile International

TDC Mobile International includes mainly TDC Mobil A/S, Talkline and Bité

			Change
DKKm	1Q 2004	1Q 2005	in %

Net revenues, total	3,336	3,757	12.6

Domestic operations	1,469	1,608	9.5

Talkline etc.[1]	1,664	1,908	14.7

Bité	203	241	18.7

Operating expenses	(2,786)	(3,099)	(11.2)

Transmission costs and cost
of goods sold	(1,702)	(1,999)	(17.5)

Other external expenses	(844)	(850)	(0.7)

Wages, salaries and pension
costs	(240)	(250)	(4.2)

Other income and expenses	3	9	NM

EBITDA	553	667	20.6

EBITDA margin	16.6%	17.8%

Domestic operations	440	499	13.4

Talkline etc.[1]	65	126	93.8

Bité	48	42	(12.5)

Depreciation, amortization and
impairment losses	(340)	(269)	20.9

EBIT	213	398	86.9

1) Talkline etc. includes European Service Provider activities, including easyMobile.

In 1Q 2005, net revenues in TDC Mobile International amounted to DKK 3,757m, representing an increase of 12.6%.

Total operating expenses increased 11.2% to DKK 3,099m, driven by a 17.5% increase in transmission costs and cost of goods sold due to increased traffic volumes, as well as a 4.2% increase in wages, salaries and pension costs.

EBITDA amounted to DKK 667m, up 20.6% or DKK 114m.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

EBITDA and EBITDA margin
(Bars in DKK m (left), line in % (right))

Depreciation, amortization and impairment losses decreased 20.9% to DKK 269m in 1Q 2005 mainly as a result of a higher level of depreciations in 1Q 2004.

As a result, EBIT in TDC Mobile International came to DKK 398m, up 86.9% compared with 1Q 2004.

Capital expenditures excluding share acquisitions increased DKK 55m to DKK 255m. The capex-to-net revenues ratio increased from 6.0% to 6.8%.

Domestic mobile

Net revenues for the domestic mobile operation increased 9.5% to DKK 1,608m, driven mainly by an 11.8% increase in traffic revenues, including among others revenues from SMS, data and content services increasing by 8.2% to DKK 224m. Growth in mobile traffic volumes, including TDC Solutions, was 9.8% on 1Q 2004.

The competitive environment in 1Q 2005 is characterized by reduced average retail prices compared with 1Q 2004. Pricing levels as such have remained relatively stable, but the average retail prices are lowered as a result of customer migration towards lower-cost products, including internet-based services. Since 1Q 2004, customer acquisition costs have increased, as customers tend to replace their mobile phones more often with more advanced and more expensive models. To accommodate this demand in a profitable way, TDC has introduced a new subscription structure where terminal subsidies vary with customer usage.

Operating expenses in 1Q 2005 totalled 1,115m, up 8.3%, reflecting an 18.1% increase in transmission costs and costs of goods sold, among others as a result of the growth in traffic volumes.

EBITDA was up 13.4% to DKK 449m, primarily reflecting the revenue growth.

Domestic mobile customers, including mobile customers in TDC Solutions, totalled 2.4m by the end of 1Q 2005. The retail business saw an increase of 1.0% compared with 1Q 2004, primarily as a result of an increase in the number of Telmore customers of 39,000 on 1Q 2004, partly offset by the elimination of inactive pre-paid cards in the remaining part of the retail business. The number of wholesale customers decreased by 15,000, also due to the elimination of inactive pre-paid cards. The number of domestic mobile customers has increased 22,000 since the end of 2004.

Capital expenditures in the domestic mobile operation increased 21.6% to DKK 208m, mainly attributable to increased investments related to the establishment of 3G infrastructure (UMTS). The capex-to-net revenues ratio thus amounted to 12.9% compared with 11.6% in 1Q 2004.

Talkline, etc.

Talkline etc. includes European Service Provider activities, Talkline and easyMobile. TDC's German subsidiary Talkline is a focused service provider of mobile telephony and content services and is 100% owned by TDC Mobile International.

Net revenues amounted to DKK 1,908m, up 14.7%, reflecting a 9.0% increase in mobile revenues and 66.3% higher revenues in Talkline Infodienste.

EBITDA amounted to DKK 126m, up 93.8%, driven mainly by a growth in mobile EBITDA of DKK 39m or 49.4%.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

By the end of 1Q 2005, Talkline etc. had 2.7m mobile customers, representing a 26.0% increase on 1Q 2004.

Talkline Infodienste has been divested effective from April 1, 2005.

Bité

Bité is a Lithuanian mobile operator that is 100% owned by TDC Mobile International.

Net revenues in Bité amounted to DKK 241m in 1Q 2005, up 18.7%.

EBITDA amounted to DKK 42m, down 12.5%, reflecting increased marketing and acquisition costs.

In 1Q 2005 the mobile customer base increased by 63,000 or 6.8% compared with end 2004. Since the end of 1Q 2004, Bité's mobile customer base has grown by 54.7% to a total of 990,000.

TDC Switzerland

TDC Switzerland provides mobile, landline and Internet services for the Swiss market using the sunrise brand name.

			Change
DKKm	1Q 2004	1Q 2005	in %

Net revenues, total	2,409	2,345	(2.7)

Mobile telephony	1,413	1,405	(0.6)

Landline telephony	808	737	(8.8)

Internet services	188	203	8.0

Operating expenses	(1,830)	(1,721)	6.0
Transmission costs and cost of
goods sold	(994)	(888)	10.7

Other external expenses	(537)	(531)	1.1

Wages, salaries and pension costs	(299)	(302)	(1.0)

EBITDA	579	624	7.8

EBITDA margin	24.0%	26.6%

Depreciation, amortization and
impairment losses	(316)	(338)	(7.0)

EBIT	263	286	8.7

In 1Q 2005, TDC Switzerland had net revenues of DKK 2,345m, a decrease of 2.7%.

In local currency, net revenues decreased by 3.8%.

Revenues in the mobile business amounted to DKK 1,405m, a decrease of 0.6% as a result of 55.8% lower sales of handsets compared with 1Q 2004. The number of mobile customers grew 6.6%.

Within landline telephony, revenues decreased 8.8% to DKK 737m in 1Q 2005, reflecting a 9.5% decline in the customer base. The Swiss telecommunications market is characterized by migration from traditional landline telephony to broadband services and mobile telephony, a trend which is well-known from other European telecommunications markets. Also, compared with 1Q 2004, competition on the Swiss market has intensified; for instance, Cablecom has launched landline telephony services at prices which are considerably lower than those offered by TDC Switzerland.

Internet revenues grew by 8.0% to DKK 203m, representing the net effect of two opposite trends: a 43.1% growth in the number of xDSL customers combined with a reduction in Internet dial-up traffic.

Operating expenses decreased 6.0% to DKK 1,721m. This decrease stems from a 10.7% reduction in transmission costs and cost of goods sold to DKK 888m, which in turn is attributable to reduced landline traffic volumes and lower handset sales.

EBITDA and EBITDA margin
(Bars in DKK m (left), line in % (right))

EBITDA grew 7.8% to DKK 624m. In local currency, the increase amounted to 6.6%. TDC Switzerland's EBITDA margin increased from 24.0% to 26.6%.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Depreciation, amortization and impairment losses increased 7.0% to DKK 338 m, mainly reflecting continued investments in the mobile network and IT infrastructure.

Earnings before financial items and tax (EBIT) amounted to DKK 286m, up 8.7% on 1Q 2004.

Capex amounted to DKK 238m, up 3.5% on

1Q 2004 and the capex-to-net revenues ratio was 10.1% compared with 9.5% in 1Q 2004.

By the end of 1Q 2005, TDC Switzerland had 2.2 million customers, corresponding to a decrease of 21,000 customers or 0.9%. The number of mobile customers grew by 74,000 or 6.6% to reach a total of 1.2m, while the number of landline customers decreased 59,000 or 9.5% to a total of 561,000. In addition, the number of customers with traditional (dial-up) Internet access decreased 83,000 or 20.6% to 320,000, while the number of xDSL customers grew 43.1% to 156,000.

TDC Cable TV Group
TDC Cable TV provides cable-TV services as well as Internet access via cable modem in Denmark.

TDC Cable TV is continuing to expand its traditional TV business, while also continuing to increase its coverage of Internet services

TDC Cable TV's net revenues amounted to DKK 500m, up 18.8%. The increase reflects an increased customer base within both the traditional cable TV business and the Internet business.

EBITDA and EBITDA margin
(Bars in DKK m (left), line in % (right))

Operating expenses amounted to DKK 383m, up 6.7% compared with 1Q 2004, driven mainly by higher transmission costs and higher wages, salaries and pension costs.

EBITDA increased 87.3% in 1Q 2005 as a result of costs generally being kept at a relatively stable level, while revenues are increasing.

EBIT amounted to DKK 68m in 1Q 2005, compared with DKK 13m in 1Q 2004.

TDC Cable TV's capital expenditures amounted to DKK 38m, compared with DKK 52m in 1Q 2004. The capex-to-net revenues ratio therefore came to 7.6% compared with 12.4% in 1Q 2004.

By the end of 1Q 2005, TDC Cable TV had one million cable TV customers, up 6.8%, while the number of cable modem customers has increased 50.7% to 205,000. 125,000 of our cable-modem customers have high-speed internet access.

TDC Directories Group
TDC Directories provides directory services, specialist business catalogs and online inquiry services in the Danish, Swedish and Finnish markets

TDC Directories' quarterly results are affected by the release dates of printed directories, since the revenues from the printed directories are recognized at the time of release. This impacts the allocation

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

of annual revenues and earnings on quarters.

In 1Q 2005, net revenues increased 4.2% to DKK 222m.

Operating expenses increased 4.1% to DKK 230m.

EBITDA was DKK (8)m, compared with DKK (7)m in 1Q 2004.

EBIT was DKK (19)m in 1Q 2005, compared with DKK (20)m in 1Q 2004.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Safe harbor statement

Certain sections of this release contain forward-looking statements that are subject to risks and uncertainties.

Examples of such forward-looking statements include, but are not limited to:

-	statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other financial items.

-	statements of our plans, objectives or goals for future operations including those related to our products or services.

-	statements of future economic performance.

-	statements of the assumptions underlying or relating to such statements.

Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include, but are not limited to:

-	changes in applicable Danish and EU legislation

-	increases in the interconnection rates we are charged by other carriers or decreases in the interconnection rates we are able to charge other carriers

-	decisions from the Danish National IT and Telecom Agency whereby the regulatory obligations of TDC are extended

-	developments in competition within domestic and international communications solutions

-	introduction of and demand for new services and products

-	developments in the demand, product mix and prices in the mobile market, including marketing and customer acquisition costs

-	developments in the market for multimedia services

-	the possibilities of being awarded licenses

-	developments in our international activities, which also involve certain political risks

-	investments in and divestitures of domestic and foreign companies.

We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to TDC, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Conference call

TDC invites you to take part in a conference call today at 10.00 CET hosted by Henning Dyremose, Chief Executive Officer, and Hans Munk Nielsen, Chief Financial Officer. To participate, please call +353 1 439 0432 from outside Denmark and 80 80 2005 (toll-free) from Denmark about 10 minutes before the conference call is due to start.

The conference will be available in digital replay until May 10, 2005 on tel. +353 1 240 0041. Access code: 515471#. Press # for instructions during the replay.

The conference call will refer to a slide deck which is available at www.tdc.dk and www.tdc.com. Participants wishing to derive full benefit from the conference call should obtain these slides in due time before the conference call begins.

For further information, please contact Investor Relations on tel. +45 3343 7680.

Financial calendar

TDC's current financial calendar is as follows (more details on www.tdc.com):

May 10, 2005
Investor Day 2005

June
Form 20-F registration with the US
Securities and Exchange Commission (SEC)

July 7, 2005
Start of closed period prior to Quarterly
Report 2Q 2005

August 4, 2005
Quarterly Report 2Q 2005

October 4, 2005
Start of closed period prior to Quarterly
Report 3Q 2005

November 2, 2005
Quarterly Report 3Q 2005

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Statements of Income

TDC Group (DKKm)	1Q 2004	1Q 2005	Change in %

Net revenues	10,259	11,183	9.0
Domestic net revenues	5,572	5,842	4.8
in percent of total net revenues	54%	52%
International net revenues	4,687	5,341	14.0
in percent of total net revenues	46%	48%

Transmission costs and cost of goods sold	(3,725)	(4,246)	(14.0)
Other external charges	(2,030)	(1,939)	4.5
Wages, salaries and pension costs	(1,741)	(1,966)	(12.9)

Total operating expenses before depreciation etc.	(7,496)	(8,151)	(8.7)

Other income and expenses	31	45	45.2

EBITDA	2,794	3,077	10.1
of which domestic EBITDA	2,097	2,237	6.7
in percent of total EBITDA	75%	73%
of which international EBITDA	697	840	20.5
in percent of total EBITDA	25%	27%
Depreciation, amortization and impairment losses	(1,577)	(1,571)	0.4

EBIT, excluding one-time items	1,217	1,506	23.7
One-time items	(558)	(622)	(11.5)

EBIT including one-time items	659	884	34.1
Income from associates	5,421	100	(98.2)
of which one-time items	5,066	0	NM
Net financials	(272)	(253)	7.0
of which fair value adjustments	12	(54)	NM
of which financial expenses, net	(284)	(199)	29.9

Income before income taxes	5,808	731	(87.4)
Total income taxes	(168)	(216)	(28.6)
- Income taxes related to income excluding one-time items and fair
value adjustments	(333)	(401)	(20.4)
- Income taxes related to one-time items and fair value adjustments[1]	165	185	12.1

Net income	5,640	515	(90.9)

Attributable to:
Shareholders of the Parent Company	5,640	516	(90.9)
Minority interests	0	(1)	NM

Net income, excluding one-time items and fair value
adjustments	955	1,006	5.3

Net income excl. Belgacom, one-time items and fair value
adjustments[2]	700	1,006	43.7

1) Including one-time items retated to associates.

2) Belgacom shares were sold end March 2004. The Belgacom results were until then included in the income from associates. "Net income excl. Belgacom, one-time items and fair value adjustments" is calculated assuming Belgacom was sold end 2003.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Balance Sheets

DKKm	1Q 2004	1Q 2005

Assets
Intangible assets	30,590	33,208
Property, plant and equipment	25,320	25,829
Pension assets	4,882	5,301
Other non-current assets	4,579	4,839
Total non-current assets	65,371	69,177
Trade and other receivables	8,846	7,754
Marketable securities	2,024	3,773
Cash and cash equivalents	16,382	4,590
Other current assets	1,402	2,005
Total current assets	28,654	18,122

Total assets	94,025	87,299
- of which interest-bearing receivables	126	83

Equity and liabilities
Equity attributable to shareholders of the Parent Company	37,745	36,829
Minority interests	2	26
Total equity	37,747	36,855
Long-term debt	32,432	29,197
Deferred tax liabilities	4,531	4,477
Deferred income	973	997
Pension liabilities	258	240
Other non-current liabilities	977	1,638
Total non-current liabilities	39,171	36,549

Current maturities of long-term debt	1,941	287
Short-term bank loans	331	322
Trade and other payables	9,286	9,282
Deferred income	2,452	2,692
Other current liabilities	3,097	1,312
Total current liabilities	17,107	13,895

Total liabilities	56,278	50,444

Total equity and liabilities	94,025	87,299

Net interest-bearing debt	16,172	21,360

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Statements of Cash Flow

			Change in
TDC Group (DKKm)	1Q 2004	1Q 2005%

EBITDA	2,794	3,077	10.1

Change in working capital	401	97	(75.8)

Other	(456)	(135)	70.4

Cash flow from operating activities before net financials	2,739	3,039	11.0

Interest paid, net	(475)	(306)	35.6

Realized currency adjustments	13	(85)	NM

Cash flow from operating activities before tax	2,277	2,648	16.3

Corporate income tax paid	(274)	(182)	33.6

Cash flow from operating activities	2,003	2,466	23.1

Investments in subsidiaries	(179)	0	NM

Investments in property, plant and equipment	(1,137)	(1,019)	10.4

Investments in intangible assets	(129)	(219)	(69.8)

Investments in other non-current assets	(3)	(1)	66.7

Investment in marketable securities	0	(886)	NM

Divestments of subsidiaries	0	0	NM

Sale of property, plant and equipment	55	14	(74.5)

Sale of intangible assets and other investments	842	49	(94.2)

Divestments of marketable securities	3	508	NM

Dividends received from associates	11,416	1	(100.0)

Cash flow from investing activities	10,868	(1,553)	(114.3)

Proceeds from long-term loans	3	2	(33.3)

Repayments of long-term debt	(1,639)	(374)	77.2

Change in short-term bank loans	(201)	(405)	(101.5)

Change in minorty interests	0	0	NM

Dividends paid	0	(2,440)	NM

Acquisition of treasury shares, net	(126)	55	143.7

Cash flow from financing activities	(1,963)	(3,162)	(61.1)

Increase/(decrease) in cash and cash equivalents	10,908	(2,249)	(120.6)

Cash and cash equivalents, end of period	16,382	4,590	(72.0)

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Capex, excl. share acquisitions

			Change
TDC Group (DKKm)	1Q 2004	1Q 2005	in %

TDC Solutions	557	570	(2.3)
- of which domestic	544	507	6.8
TDC Mobile International	200	255	(27.5)
- domestic	171	208	(21.6)
- Talkline etc.	7	4	42.9
- Bité	22	43	(95.5)
TDC Switzerland	230	238	(3.5)
TDC Cable TV	52	38	26.9
TDC Directories	7	6	14.3
Others [1]	22	23	(4.5)

Capex	1,068	1,130	(5.8)

[1] Includes TDC Services, TDC A/S and eliminations.
Shareholders' equity

TDC Group (DKKm)		1Q 2004			1Q 2005

	Share-			Share-
	holders'	Minority		holders'	Minority
	equity	interests	Total equity	equity	interests	Total equity

Shareholders' equity at January 1	32,973	2	32,975	35,963	27	35,990
Effect of change in accounting policies	2,956	0	2,956	2,860	0	2,860

Shareholders' equity at January 1 after change in
accounting policies	35,929	2	35,931	38,823	27	38,850
Actuarial gains and losses etc. at January 1, 2004	(1,137)	0	(1,137)	NM	NM	NM
Net income	5,640	0	5,640	516	(1)	515
Dividends declared	(2,555)	NM	(2,555)	(2,440)	NM	(2,440)
Acquisition of treasury shares	(156)	NM	(156)	0	NM	0
Disposal of treasury shares	30	NM	30	55	NM	55
Share-based payments	11	0	11	5	0	5
Currency translation adjustments	(79)	0	(79)	(94)	0	(94)
Tax related to changes in shareholders' equity	62	0	62	(36)	0	(36)

Shareholders’ equity at March 31	37,745	2	37,747	36,829	26	36,855

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Quarterly Statements of Income

DKKm	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004	1Q 2005

Net revenues
TDC Solutions	18,585	4,587	4,552	4,462	4,988	18,590	5,216
- domestic	17,297	4,278	4,241	4,175	4,366	17,061	4,479
TDC Mobile International	13,175	3,336	3,716	4,007	4,047	15,105	3,757
- domestic	5,613	1,469	1,596	1,697	1,742	6,503	1,608
- Talkline etc.	6,692	1,664	1,898	2,059	2,054	7,675	1,908
- Bité	870	203	222	251	251	927	241
TDC Switzerland	9,471	2,409	2,408	2,440	2,435	9,692	2,345
TDC Cable TV	1,524	421	430	446	469	1,766	500
TDC Directories	1,463	213	370	394	459	1,436	222
Others[1]	(2,805)	(707)	(704)	(727)	(881)	(3,019)	(857)

Net revenues, total	41,413	10,259	10,772	11,022	11,517	43,570	11,183
Earnings before interest, taxes, depreciation and
amortization (EBITDA)
TDC Solutions	5,686	1,422	1,479	1,484	1,487	5,872	1,574
- domestic	5,752	1,422	1,478	1,491	1,488	5,879	1,524
TDC Mobile International	2,364	553	667	754	703	2,677	667
- domestic	1,662	440	546	563	486	2,035	499
- Talkline etc.	513	65	78	125	183	451	126
- Bité	189	48	43	66	34	191	42
TDC Switzerland	2,205	579	605	632	641	2,457	624
TDC Cable TV	170	63	88	90	110	351	118
TDC Directories	412	(7)	112	171	183	459	(8)
Others[1]	713	184	112	168	166	630	102

Earnings before interest, taxes, depreciation and
	11,550	2,794	3,063	3,299	3,290	12,446	3,077
amortization (EBITDA), total

Depreciation, amortization and impairment losses	(6,241)	(1,577)	(1,627)	(1,608)	(1,884)	(6,696)	(1,571)

Operating income (EBIT), excluding one-time items	5,309	1,217	1,436	1,691	1,406	5,750	1,506

One-time items	(1,119)	(558)	-	943	-	385	(622)

Operating income (EBIT), including one-time items	4,190	659	1,436	2,634	1,406	6,135	884

Income from associates	779	5,421	64	74	84	5,643	100
- Income from associates, excluding one-time items	1,340	355	64	74	84	577	100
- One-time items related to associates	(561)	5,066	-	-	-	5,066	-
Net financials	(565)	(272)	(181)	(278)	8	(723)	(253)
- Fair value adjustments	594	12	22	(44)	188	178	(54)
- Financial expenses, net	(1,159)	(284)	(203)	(234)	(180)	(901)	(199)

Income before income taxes	4,404	5,808	1,319	2,430	1,498	11,055	731

Total income taxes	(1,193)	(168)	(343)	(468)	(166)	(1,145)	(216)
- Income taxes related to income, excluding one-time items and
fair value adjustments	(1,445)	(333)	(337)	(471)	(342)	(1,483)	(401)
- Income taxes related to one-time items	306	167	-	(10)	218	375	166
- Income taxes related to fair value adjustments	(54)	(2)	(6)	13	(42)	(37)	19

Net income	3,211	5,640	976	1,962	1,332	9,910	515

Attributable to:
Shareholders of the Parent Company	3,203	5,640	976	1,962	1,334	9,912	516
Minority interests	8	-	-	-	(2)	(2)	(1)

Excluding one-time items and fair value adjustments:

Operating income (EBIT), excluding one-time items	5,309	1,217	1,436	1,691	1,406	5,750	1,506

Income from associates, excluding one-time items	1,340	355	64	74	84	577	100
Net financials	(1,152)	(284)	(203)	(234)	(180)	(901)	(199)

Income before income taxes	5,497	1,288	1,297	1,531	1,310	5,426	1,407

Income taxes	(1,439)	(333)	(337)	(471)	(342)	(1,483)	(401)

Net income	4,058	955	960	1,060	968	3,943	1,006

1) Includes TDC Services, TDC A/S and eliminations.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Quarterly Balance Sheets

TDC Group (DKKm)	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	1Q 2005

Assets
Intangible assets	30,514	30,590	31,463	30,673	33,495	33,208
Property, plant and equipment	25,297	25,320	24,678	24,295	26,252	25,829
Pension assets	6,509	4,882	4,955	5,345	5,435	5,301
Other non-current assets	10,809	4,579	4,417	4,762	5,126	4,839
Total non-current assets	73,129	65,371	65,513	65,075	70,308	69,177

Trade and other receivables	10,492	8,846	8,628	8,355	8,374	7,754
Marketable securities	2,028	2,024	2,718	2,703	3,412	3,773
Cash and cash equivalents	5,430	16,382	11,238	10,702	6,838	4,590
Other current assets	1,527	1,402	1,176	1,221	1,332	2,005
Total current assets	19,477	28,654	23,760	22,981	19,956	18,122

Total assets	92,606	94,025	89,273	88,056	90,264	87,299
- of which interest-bearing receivables	148	126	107	81	83	83

Equity and liabilities
Equity attributable to shareholders of the Parent Company	35,929	37,745	35,528	37,388	38,823	36,829
Minority interests	2	2	1	1	27	26
Total equity	35,931	37,747	35,529	37,389	38,850	36,855
Long-term debt	33,110	32,432	32,317	29,086	29,142	29,197
Deferred tax liabilities	4,885	4,531	4,373	4,503	4,677	4,477
Deferred income	968	973	980	974	1,052	997
Pension liabilities	152	258	254	252	264	240
Other non-current liabilities	515	977	1,222	912	1,651	1,638
Total non-current liabilities	39,630	39,171	39,146	35,727	36,786	36,549

Current maturities of long-term debt	2,792	1,941	1,938	2,079	609	287
Short-term bank loans	533	331	519	448	728	322
Trade and other payables	10,436	9,286	8,635	9,046	9,535	9,282
Deferred income	2,286	2,452	2,449	2,368	2,573	2,692
Other current liabilities	998	3,097	1,057	999	1,183	1,312
Total current liabilities	17,045	17,107	14,598	14,940	14,628	13,895

Total liabilities	56,675	56,278	53,744	50,667	51,414	50,444

Total equity and liabilities	92,606	94,025	89,273	88,056	90,264	87,299

Net interest-bearing debt	28,829	16,172	20,711	18,127	20,146	21,360

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Quarterly Statements of Cash Flows

TDC Group (DKKm)	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004	1Q05

EBITDA	11,550	2,794	3,063	3,299	3,290	12,446	3,077

Change in working capital	525	401	279	245	388	1,313	97

Other	125	(456)	(271)	(246)	(117)	(1,090)	(135)

Cash flow from operating activities before net financials	12,200	2,739	3,071	3,298	3,561	12,669	3,039

Interest paid, net	(826)	(475)	(707)	(80)	22	(1,240)	(306)

Realized currency adjustments	(151)	13	67	(40)	68	108	(85)

Cash flow from operating activities before tax	11,223	2,277	2,431	3,178	3,651	11,537	2,648

Corporate income tax paid	(544)	(274)	(9)	(238)	68	(453)	(182)

Cash flow from operating activities	10,679	2,003	2,422	2,940	3,719	11,084	2,466

Investments in subsidiaries	(7,904)	(179)	(10)	(5)	(4,567)	(4,761)	0

Investments in property, plant and equipment	(4,132)	(1,137)	(964)	(905)	(1,437)	(4,443)	(1,019)

Investments in intangible assets	(820)	(129)	(266)	(275)	(268)	(938)	(219)

Investments in other non-current assets	(556)	(3)	(25)	(51)	(34)	(113)	(1)

Investment in marketable securities	(2,049)	0	(707)	0	(1,734)	(2,441)	(886)

Divestments of subsidiaries	(30)	0	0	1,152	0	1,152	0

Sale of property, plant and equipment	268	55	72	(53)	46	120	14

Sale of intangible assets and other investments	1,220	842	27	81	812	1,762	49

Divestments of marketable securities	962	3	6	9	1,008	1,026	508

Dividends received from associates	423	11,416	108	1	0	11,525	1

Cash flow from investing activities	(12,618)	10,868	(1,759)	(46)	(6,174)	2,889	(1,553)

Proceeds from long-term loans	9,860	3	26	(2)	28	55	2

Repayments of long-term debt	(1,400)	(1,639)	(22)	(3,359)	(1,687)	(6,707)	(374)

Change in short-term bank loans	(704)	(201)	187	(71)	236	151	(405)

Change in minorty interests	0	0	0	0	14	14	0

Dividends paid	(2,453)	0	(2,555)	0	0	(2,555)	(2,440)

Acquisition of treasury shares, net	(371)	(126)	(3,407)	2	0	(3,531)	55

Cash flow from financing activities	4,932	(1,963)	(5,771)	(3,430)	(1,409)	(12,573)	(3,162)

Increase/(decrease) in cash and cash equivalents	2,993	10,908	(5,108)	(536)	(3,864)	1,400	(2,249)

Cash and cash equivalents, end of period	5,430	16,382	11,238	10,702	6,838	6,838	4,590

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Quarterly Capex, excl. share acquisitions

TDC Group (DKKm)	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004	1Q 2005

TDC Solutions	2,412	557	639	564	687	2,447	570
- of which domestic	2,327	544	624	553	593	2,314	507
TDC Mobile International	934	200	193	262	368	1,023	255
- domestic	669	171	125	186	265	747	208
- Talkline etc.	61	7	26	38	41	112	4
- Bité	204	22	42	38	62	164	43
TDC Switzerland	1,675	230	314	362	290	1,196	238
TDC Cable TV	275	52	59	43	69	223	38
TDC Directories	35	7	7	15	25	54	6
Others [1]	120	22	36	21	171	250	23

Capex	5,451	1,068	1,248	1,267	1,610	5,193	1,130

[1] Includes TDC Services, TDC A/S and eliminations.

Customers

Customers ('000) (end of period)	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004	1Q 2005

Domestic, retail and wholesale:
Landline customers	2,981	2,956	2,936	2,910	2,880	2,880	2,845
- Retail	2,527	2,478	2,443	2,417	2,387	2,387	2,351
- Wholesale	454	478	493	493	493	493	494
Mobile customers	2,471	2,421	2,392	2,362	2,407	2,407	2,429
- Retail	2,198	2,210	2,200	2,188	2,219	2,219	2,233
- of which Telmore	455	483	503	510	515	515	522
- Wholesale	273	211	192	174	188	188	196
Internet customers	1,014	1,054	1,087	1,102	1,148	1,148	1,173
- of which ADSL	405	445	484	511	556	556	592
- of which cable-modem customers	117	136	153	166	186	186	205
Cable-TV customers	924	937	948	957	982	982	1,001

Domestic customers, total	7,390	7,368	7,363	7,331	7,417	7,417	7,448

International:
Landline customers	650	642	638	624	603	603	585
- Switzerland	630	620	612	597	573	573	561
- TDC Song	0	0	0	0	3	3	3
- Others	20	22	26	27	27	27	21
Mobile customers	3,728	3,915	4,187	4,450	4,719	4,719	4,911
- Switzerland	1,108	1,125	1,167	1,204	1,190	1,190	1,199
- Talkline etc.	2,091	2,150	2,281	2,454	2,590	2,590	2,709
- Bité	529	640	739	792	927	927	990
- TDC Song	0	0	0	0	12	12	13
Internet customers	682	679	647	641	666	666	657
- Switzerland	526	512	480	474	469	469	475
- TDC Song	0	0	0	0	20	20	24
- Others	156	167	167	167	177	177	158

International customers, total	5,060	5,236	5,472	5,715	5,988	5,988	6,153

Group customers, total	12,450	12,604	12,835	13,046	13,405	13,405	13,601

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Traffic, domestic

Traffic volume (million minutes):	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004	1Q 2005

Landline voice traffic	20,835	5,154	4,753	4,406	4,601	18,915	4,572
- Retail	9,698	2,342	2,120	2,010	2,120	8,593	2,080
- Wholesale	11,137	2,812	2,633	2,396	2,481	10,322	2,492
Mobile, including wholesale	3,440	941	1,026	1,041	1,026	4,034	1,033

Employees

Full-time equivalents

EoP	2003	1Q 2004	2Q 2004	3Q 2004	4Q 2004	2004	1Q 2005

TDC Solutions	11,765	11,119	11,088	10,538	11,432	11,432	11,390
- of which in Denmark	11,029	10,481	10,462	9,921	10,072	10,072	10,055
TDC Mobile International	2,636	2,625	2,516	2,507	2,464	2,464	2,453
- of which in Denmark	1,228	1,241	1,149	1,138	1,113	1,113	1,105
TDC Switzerland	2,380	2,380	2,363	2,354	2,307	2,307	2,278
TDC Cable TV	733	749	843	845	862	862	940
TDC Directories	1,091	1,082	1,055	1,054	1,074	1,074	1,162
- of which in Denmark	542	529	516	511	561	561	619
Others	2,520	2,398	2,399	2,391	2,434	2,434	2,347
- of which in Denmark	2,482	2,363	2,366	2,355	2,390	2,390	2,307

TDC	21,125	20,353	20,264	19,689	20,573	20,573	20,570

TDC, domestic operations	16,014	15,363	15,336	14,770	14,998	14,998	15,026

The number denotes end-of-period full-time equivalents including permanent employees, trainees and temporary employees.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Selected financial and operational data, 2001-1Q05

TDC Group[1]		2001	2002	2003	2004	1Q 2005

Statements of Income:	DKKm

Net revenues		42,008	42,011	41,413	43,570	11,183

Earnings before interest, taxes, depreciation and
amortization (EBITDA)		9,393	10,591	11,550	12,446	3,077

Depreciation, amortization and impairment losses		(6,687)	(6,107)	(6,241)	(6,696)	(1,571)

Operating income (EBIT), excluding one-time items		2,706	4,484	5,309	5,750	1,506

One-time items		(3,264)	(346)	(1,119)	385	(622)

Operating income (EBIT), including one-time items		(558)	4,138	4,190	6,135	884

Income from associates		525	1,295	779	5,643	100
Net financials		(563)	1,636	(565)	(723)	(253)

Income before income taxes		(596)	7,069	4,404	11,055	731

Total income taxes		(464)	(1,217)	(1,193)	(1,145)	(216)

Net income		(1,060)	5,852	3,211	9,910	515

Attributable to:

- Shareholders of the Parent Company		(526)	6,079	3,203	9,912	516

- Minority interests		(534)	(227)	8	(2)	(1)

Net income, excluding one-time items and fair value
adjustments:

Operating income (EBIT), excluding one-time items		2,706	4,484	5,309	5,750	1,506

Income from associates		371	1,540	1,340	577	100
Net financials		(1,186)	(1,621)	(1,152)	(901)	(199)

Income before income taxes		1,891	4,403	5,497	5,426	1,407

Total income taxes		(1,187)	(1,074)	(1,439)	(1,483)	(401)

Net income		704	3,329	4,058	3,943	1,006

Balance Sheets	DKKbn

Total assets		86.4	85.0	92.6	90.3	87.3
Net interest-bearing debt		33.1	26.0	28.8	20.1	21.4
Total equity		32.7	36.0	35.9	38.9	36.9

Shares outstanding[2] (million)		216.5	216.5	216.5	204.6	195.0

Statements of Cash Flow	DKKm

Operating activities		4,003	9,900	10,679	11,084	2,466
Investing activities		(18,025)	(2,102)	(12,618)	2,889	(1,553)
Financing activities		11,034	(6,771)	4,932	(12,573)	(3,162)

Change in cash and cash equivalents		(2,988)	1,027	2,993	1,400	(2,249)

Capital expenditures	DKKbn

Excluding share acquisitions		9.3	6.3	5.5	5.2	1.1
Including share acquisitions		21.5	7.4	13.5	10.0	1.1

Key financial ratios

EPS incl. one-time items and fair value adjustments	DKK	(4.9)	27.1	14.9	48.3	2.6
EPS excl. one-time items and fair value adjustments	DKK	3.3	15.4	18.8	19.2	5.2
Dividend per share	DKK	11.0	11.5	12.0	12.5	-
EBITDA margin (EBITDA divided by net revenues)%		22.4	25.2	27.9	28.6	27.5
Capex excl. share acquisitions-to-net revenues ratio	%	22.1	14.9	13.2	11.9	10.1
Return on capital employed (ROCE)[3]	%	7.2	12.6	13.6	12.5	3.2

Subscriber base (end of year)	(1,000)

Landline		3,913	3,598	3,631	3,483	3,430
Mobile		4,575	4,939	6,199	7,126	7,340
Internet		1,403	1,285	1,696	1,814	1,830
Cable TV		828	885	924	982	1,001

Total subscribers		10,719	10,707	12,450	13,405	13,601

Number of employees[4]		22,485	22,263	21,125	20,573	20,570

[1] 2001 includes goodwill amortization. Pension costs are recognized in accordance with US GAAP FAS 87/88 Nos. for 2001-2003 and in accordance with IAS 19 with effect from 2004.
[2] The number of shares in 2001-2003 has not been adjusted for treasury shares which amounted to less than 2% of the total number of shares outstanding.
3 ROCE is defined as EBIT excluding one-time items plus interest and other financial income excluding fair value adjustments plus income from associates after tax divided by average total equity plus interest-bearing debt.
[4] The number denotes end-of-year full-time employee equivalents including permanent employees, trainees and temporary employees.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Change of accounting policies

TDC has changed accounting policies to comply with the requirements under the International Financial Reporting Standards (IFRS).

The primary changes resulting from the adoption of IFRS are:

•	goodwill is no longer amortized
•	recognition of pensions is changed
•	share-based compensations are expensed
•	indirect production costs related to development projects are expensed
•	presentation of financial data is changed.

For detailed description on the implications of IFRS please refer to release 8 dated April 28, 2005.

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May 3, 2005	TDC Quarterly Report - 1Q 2005	Release 9-2005

Management’s Statement

The Board of directors and the Executive Committee have reviewed and approved the Quarterly Report for 1Q 2005 for the TDC Group.

The Quarterly Report has been prepared in accordance with the IFRS rules on recognition and measuring as well as the additional information requirements imposed on Danish public listed companies.

In our opinion, the accounting policies applied are appropriate, and the Quarterly Report provides a true and fair view of the Group's assets, liabilities, financial position at March 31, 2005, as well as the performance and cash flows for 1Q 2005.

Executive Committee

Henning Dyremose	Hans Munk Nielsen

Board of Directors

Thorleif Krarup	Niels Heering

Christine Bosse	Steen M. Jacobsen

Per-Arne Sandström	Preben Damgaard

Bo Magnussen	Jan Bardino

Leif Hartmann	Kurt Anker Nielsen

About TDC

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC is organized as six main business lines: TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV, TDC Directories and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. The shares are primarily held by institutional investors and private individuals in Europe and USA.

Stock Listings

Shares: Copenhagen Stock Exchange.

Reuters TDC.CO.

Bloomberg TDC DC.

Nominal value DKK 5.

ISIN DK00-10253335.

SEDOL 5698790.

ADSs: New York Stock Exchange.

One ADS represents one half of one common share.

Reuters TLD.N.

Bloomberg TLD US.

SEC 1-12998.

CUSIP 87236N102.

SEDOL 2883094.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S (Registrant)
MAY 9, 2005 (Date)	/s/ OLE SOEBERG Ole Soeberg Senior Vice President, Investor Relations